Preliminary Pricing Supplement (To the Prospectus dated July 18, 2016, the Prospectus Supplement dated July 18, 2016 and the Product Supplement EQUITY INDICES LIRN-1 dated August 1, 2016)	Subject to Completion Preliminary Pricing Supplement dated June 16, 2017	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-212571
Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	June , 2017 July , 2017 June , 2019
*Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”)

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket

▪      Maturity of approximately two years

▪      2-to-1 upside exposure to increases in the Basket, subject to a capped return of [15% to 19%]

▪      The Basket will be comprised of the S&P 500® Index, the EURO STOXX 50® Index and the MSCI Emerging Markets Index. Each of the S&P 500® Index and the EURO STOXX 50® Index will be given an initial weight of 33.33%, and the MSCI Emerging Markets Index will be given an initial weight of 33.34%

▪      1-to-1 downside exposure to decreases in the Basket beyond a 10% decline, with up to 90% of your principal at risk

▪      All payments occur at maturity and are subject to the credit risk of Barclays Bank PLC

▪      No periodic interest payments

▪      In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”

▪      Limited secondary market liquidity, with no exchange listing

▪      The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC.  The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-7 of this term sheet and “Risk Factors” beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.54 and $9.72 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-7 of this term sheet and “Structuring the Notes” on page TS-26 of this term sheet.

Notwithstanding any other agreements, arrangements or understandings between Barclays and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. All payments are subject to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page TS-3 and “Risk Factors” on page TS-7 of this term sheet.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

_________________________

	Per Unit	Total

Public offering price(1)	$ 10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to Barclays	$ 9.80	$

(1)       For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

June     , 2017

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Summary

The Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June  , 2019 (the “notes”) are our direct, unconditional, unsecured and unsubordinated debt securities and are not deposit liabilities of either Barclays PLC or Barclays. The notes are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power (as described herein) or any other resolution measure by any relevant U.K. resolution authority. The notes provide you a leveraged return, subject to a cap, if the Ending Value of the Market Measure, which is the global equity index basket described below (the “Basket”), is greater than its Starting Value. If the Ending Value is less than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.

The Basket will be comprised of the S&P 500® Index, the EURO STOXX 50® Index, and the MSCI Emerging Markets Index (each a “Basket Component”). On the pricing date, each of the S&P 500® Index and the EURO STOXX 50® Index will be given an initial weight of 33.33%, and the MSCI Emerging Markets Index will be given an initial weight of 33.34%.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. This range of estimated values may not correlate on a linear basis with the range of Capped Value for the notes.  The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Capped Value) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements.  The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-26.

Terms of the Notes		Redemption Amount Determination

Issuer:	Barclays Bank PLC (“Barclays”)	On the maturity date, you will receive a cash payment per unit determined as follows:

Principal Amount:	$10.00 per unit

Term:	Approximately two years

Market Measure:

An approximately equally weighted global equity index basket comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”) and the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”). Each Basket Component is a price return index.

Starting Value:	The Starting Value will be set to 100 on the pricing date.

Ending Value:

The average of the values of the Market Measure on each scheduled calculation day occurring during the Maturity Valuation Period. The calculation days are subject to postponement in the event of Market Disruption Events, as described on page PS-23 of product supplement EQUITY INDICES LIRN-1.

Threshold Value:	90% of the Starting Value

Participation Rate:	200%

Capped Value:	[$11.50 to $11.90] per unit, which represents a return of [15% to 19%] over the principal amount. The actual Capped Value will be determined on the pricing date.

Maturity Valuation Period:	Five scheduled calculation days shortly before the maturity date.

Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.20 per unit as listed on the cover page and an additional charge of $0.075 per unit more fully described on page TS-26.

Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Capped Leveraged Index Return Notes®	TS-2

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”).  The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-800-294-1322:

▪                 Product supplement EQUITY INDICES LIRN-1 dated August 1, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916135771/a16-14463_44424b3.htm

▪                 Series A MTN prospectus supplement dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

▪                 Prospectus dated July 18, 2016:
https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement EQUITY INDICES LIRN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the notes, by acquiring the notes, each holder of the notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met.  These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, any interest on, or any other amounts payable on, the notes into shares or other securities or other obligations of Barclays or another person (and the issue to, or conferral on, the holder of the notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of any interest or any other amounts due on the notes, or the dates on which any interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the notes further acknowledges and agrees that the rights of the holders of the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Risk Factors” below as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Capped Leveraged Index Return Notes®	TS-3

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

▪                 You anticipate that the Basket will increase moderately from the Starting Value to the Ending Value.

▪                 You are willing to risk a loss of principal and return if the Basket decreases from the Starting Value to an Ending Value that is below the Threshold Value.

▪                 You accept that the return on the notes will be capped.

▪                 You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪                 You are willing to forgo dividends or other benefits of owning the stocks included in the Basket Components.

▪                 You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our  actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪                 You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪                 You are willing to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

▪                 You believe that the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.

▪                 You seek 100% principal repayment or preservation of capital.

▪                 You seek an uncapped return on your investment.

▪                 You seek interest payments or other current income on your investment.

▪                 You want to receive dividends or other distributions paid on the stocks included in the Basket Components.

▪                 You seek an investment for which there will be a liquid secondary market.

▪                 You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

▪                 You are unwilling to consent to the exercise of any U.K. Bail-in Power by U.K. resolution authorities.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Capped Leveraged Index Return Notes®	TS-4

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Hypothetical Payout Profile

The below graph is based on hypothetical numbers and values.

Capped Leveraged Index Return Notes®

This graph reflects the returns on the notes, based on the Participation Rate of 200%, the Threshold Value of 90% of the Starting Value and a Capped Value of $11.70 per unit (the midpoint of the Capped Value range of [$11.50 to $11.90]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

Hypothetical Payments at Maturity

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Capped Value and term of your investment.

The following table is based on the Starting Value of 100, the Threshold Value of 90, the Participation Rate of 200% and a Capped Value of $11.70 per unit.  It illustrates the effect of a range of Ending Values on the Redemption Amount per unit of the notes and the total rate of return to holders of the notes.  The following examples do not take into account any tax consequences from investing in the notes.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$1.00	-90.00%
50.00	-50.00%	$6.00	-40.00%
80.00	-20.00%	$9.00	-10.00%
90.00(1)	-10.00%	$10.00	0.00%
94.00	-6.00%	$10.00	0.00%
95.00	-5.00%	$10.00	0.00%
97.00	-3.00%	$10.00	0.00%
100.00(2)	0.00%	$10.00	0.00%
102.00	2.00%	$10.40	4.00%
104.00	4.00%	$10.80	8.00%
105.00	5.00%	$11.00	10.00%
110.00	10.00%	$11.70(3)	17.00%
120.00	20.00%	$11.70	17.00%
130.00	30.00%	$11.70	17.00%
140.00	40.00%	$11.70	17.00%
150.00	50.00%	$11.70	17.00%
160.00	60.00%	$11.70	17.00%

(1)                     This is the Threshold Value.

(2)                     The Starting Value will be set to 100.00 on the pricing date.

(3)                     The Redemption Amount per unit cannot exceed the hypothetical Capped Value.

For hypothetical historical values of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those stocks directly. In addition, all payments on the notes are subject to issuer credit risk.

Capped Leveraged Index Return Notes®	TS-5

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Redemption Amount Calculation Examples

Example 1
The Ending Value is 80.00, or 80.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 80.00

Redemption Amount per unit

Example 2
The Ending Value is 95.00, or 95.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 90.00
Ending Value: 95.00
Redemption Amount (per unit) = $10.00, the principal amount, since the Ending Value is less than the Starting Value but equal to or greater than the Threshold Value.

Example 3
The Ending Value is 104.00, or 104.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 104.00

= $10.80 Redemption Amount per unit

Example 4
The Ending Value is 130.00, or 130.00% of the Starting Value:
Starting Value: 100.00
Ending Value: 130.00

= $16.00, however, because the Redemption Amount for the notes cannot exceed the Capped Value, the Redemption Amount will be $11.70 per unit

Capped Leveraged Index Return Notes®	TS-6

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Risk Factors

There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-6 of product supplement EQUITY INDICES LIRN-1 and page S-7 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪                 Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪                 Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪                 Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪                 Payments on the notes are subject to the exercise of U.K. Bail-in Power by the relevant U.K. resolution authority. As described above under “Consent to U.K. Bail-in Power,” the relevant U.K. resolution authority may exercise any U.K. Bail-in Power under the conditions described in such section of this term sheet. If any U.K. Bail-in Power is exercised, you may lose all or a part of the value of your investment in the notes or receive a different security, which may be worth significantly less than the notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the notes. By your acquisition of the notes, you acknowledge, accept, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power with respect to the notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the notes). The trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of, the U.K. Bail-in Power with respect to the notes. Your rights as a holder of the notes are subject to, and will be varied, if necessary, so as to give effect to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” above as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement for more information.

▪                 Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Basket Components.

▪                 The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪                 The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪                 The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-26. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪                 The estimated value of the notes will not be a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪                 A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Capped Leveraged Index Return Notes®	TS-7

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

▪                 Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trading in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪                 Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

▪                 An Index Sponsor may adjust the relevant Basket Component in a way that affects its level, and has no obligation to consider your interests.

▪                 You will have no rights of a holder of the securities represented by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

▪                 While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Basket Components, except to the extent that the common stock of Bank of America Corporation (the parent company of MLPF&S) is included in the S&P 500® Index, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component, and have not verified any disclosure made by any other company.

▪                 Your return on the notes may be affected by exchange rate movements and factors affecting the international securities markets.

▪                 There may be potential conflicts of interest involving the calculation agents, one of which is us and one of which is MLPF&S.  These potential conflicts of interest include the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes.  We have the right to appoint and remove the calculation agents.

▪                 The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.  See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page PS-26 of product supplement EQUITY INDICES LIRN-1.

Additional Risk Factors

An investment in the notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets.

Many of the issuers included in the MSCI Emerging Markets Index are based in nations that are undergoing rapid institutional change, including the restructuring of economic, political, financial, and legal systems. The regulatory and tax environments in these nations may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of their capital markets and their tax systems.  In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation their assets, and/or nationalization of their businesses.  It may be more difficult for an investor in these markets to monitor investments in these companies, because these companies may be subject to fewer disclosure requirements than companies in developed markets, and economic and financial data about some of these countries may be unreliable.

Other Terms of the Notes

The provisions of this section supersede and replace the definition of “Market Measure Business Day” set forth in product supplement EQUITY INDICES LIRN-1.

Market Measure Business Day

A “Market Measure Business Day” means a day on which:

(A)        each of the New York Stock Exchange and NASDAQ Stock Market, Inc. (as to the S&P 500® Index), the Eurex (as to the EURO STOXX 50® Index), and the London Stock Exchange, Hong Kong Stock Exchange, São Paulo Stock Exchange and Korea Stock Exchange (as to the MSCI Emerging Markets Index) (or any successor to the foregoing exchanges) are open for trading; and

(B)        the Basket Components or any successors thereto are calculated and published.

Capped Leveraged Index Return Notes®	TS-8

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of LIRNs—Basket Market Measures” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1.

If June 12, 2017 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
S&P 500® Index	SPX	33.33	2,429.39	0.01371949	33.33
EURO STOXX 50® Index	SX5E	33.33	3,543.95	0.00940476	33.33
MSCI Emerging Markets Index	MXEF	33.34	1,008.92	0.03304524	33.34
				Starting Value	100.00

(1)         The actual closing level of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Determination of the Component Ratio for Each Basket Component” beginning on page PS-21 of product supplement EQUITY INDICES LIRN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component.

(2)         These were the closing levels of the Basket Components on June 12, 2017.

(3)         Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on June 12, 2017 and rounded to eight decimal places.

The calculation agents will calculate the value of the Basket by summing the products of the closing level for each Basket Component on each calculation day during the Maturity Valuation Period and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section entitled “Description of LIRNs—Basket Market Measures—Ending Value of the Basket” beginning on page PS-22 of product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-9

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from January 1, 2008 through June 12, 2017.  The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Capped Leveraged Index Return Notes®	TS-10

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The Basket Components

All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of S&P Dow Jones Indices LLC (“S&P”) with respect to the S&P 500® Index, STOXX Limited (“STOXX”) with respect to the EURO STOXX 50® Index and MSCI Inc. (“MSCI”) with respect to the MSCI Emerging Markets Index (S&P, MSCI, and STOXX together, the “Index sponsors”). The Index sponsors have no obligation to continue to publish, and may discontinue or suspend the publication of any Basket Component at any time. The consequences of any Index sponsor discontinuing publication of a Basket Component are discussed in the section entitled “Description of LIRNs—Discontinuance of an Index” beginning on page PS-20 of product supplement EQUITY INDICES LIRN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance, or publication of any Basket Component or any successor index.

The S&P 500® Index

The S&P 500® Index (the “SPX”) consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets.  The SPX is reported by Bloomberg L.P. under the ticker symbol “SPX.”

Composition of the SPX

Changes to the SPX are made as needed, with no annual or semi-annual reconstitution. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Although the SPX contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies may be represented by multiple share class lines in the SPX. SPX membership eligibility for a company with multiple share class lines is based on the total market capitalization of the company. The decision to include each publicly listed share class is evaluated line by line; the weight of each line will only reflect its own float, not the combined float of all company lines. It is possible that one listed share class line may be included in the SPX while a second listed share class line of the same company is excluded. Unlisted share class lines are not combined with any listed share class lines, but these unlisted share class lines are included when computing company total market capitalization. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

Additions to the SPX are evaluated based on the following eligibility criteria:

•                  Market Capitalization.  The unadjusted company market capitalization should be within a specified range, which is currently $6.1 billion or more. The range is reviewed from time to time to assure consistency with market conditions. The market capitalization of a potential addition to the SPX is looked at in the context of its short- and medium-term historical trends, as well as those of its industry. SPX membership eligibility for a company with multiple share class lines is based on the total market capitalization of the company, including all publicly listed and unlisted share class lines, if applicable. For spin-offs, SPX membership eligibility is determined using when-issued prices, if available.

•                  Liquidity.  Using composite pricing and volume, the ratio of annual dollar value traded to float-adjusted market capitalization should be 1.00 or greater, and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date. For companies with multiple share class lines, each listed share class line is viewed independently to determine if its meets the liquidity criteria.

•                  Domicile.  The company should be a U.S. company, meaning a company that has the following characteristics:

•                  files 10-K annual reports with the SEC;

•                  the U.S. portion of fixed assets and revenues constitutes a plurality of the total, but need not exceed 50%. When these factors are in conflict, assets determine plurality. Revenue determines plurality when there is incomplete asset information. If this criteria is not met or is ambiguous, S&P Dow Jones may still deem the company to be a U.S. company for index purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama);

•                  the primary listing of the common stock is the New York Stock Exchange (including NYSE Arca and NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA or Bats EDGX exchanges (each, an “eligible exchange”). American Depositary Receipts (“ADRs”) are not eligible for inclusion; and

•                  the company should have a corporate governance structure consistent with U.S. practice.

In situations where the only factor suggesting that a company is not a U.S. company is its tax registration in a “domicile of convenience” or another location chosen for tax-related reasons, S&P Dow Jones normally determines that the company is still a U.S. company. The final determination of domicile eligibility is made by the S&P Dow Jones’s U.S. Index Committee (the “Index Committee”), which can consider other factors including, but not limited to, publicly available ownership information and location of management and employees.

Capped Leveraged Index Return Notes®	TS-11

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

•                  Public Float.  There should be a public float of at least 50% of the company’s stock. For companies with multiple share class lines, each share class line is evaluated separately. Only those share class lines with a public float of at least 50% are considered for inclusion.

•                  Sector Classification.  The company is evaluated for its contribution to sector balance maintenance, as measured by a comparison of each Global Industry Classification Standard (“GICS®”) sector’s weight in the SPX with its weight in the market, in the relevant market capitalization range.

•                  Financial Viability.  The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (“GAAP”) earnings (net income excluding discontinued operations) of the company should be positive as should the most recent quarter. For real estate investment trusts (“REITs”), financial viability is based on GAAP earnings and/or Funds From Operations, if reported.

•                  Treatment of IPOs.  Initial public offerings should be traded on an eligible exchange for at least 12 months before being considered for addition to the SPX.

•                  Eligible Securities.  Eligible securities are the common stock of U.S. companies with a primary listing on an eligible exchange. Ineligible securities include business development companies, limited partnerships, master limited partnerships, limited liability companies, OTC bulletin board and pink sheet issues, closed-end funds, exchange-traded funds, exchange-traded notes, preferred and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and ADRs. REITs are eligible for inclusion.

Removals from the SPX are evaluated based as follows:

•                  Companies that are involved in mergers, acquisitions, or significant restructuring such that they no longer meet inclusion criteria.  Companies delisted as a result of merger, acquisition or other corporate action are removed at a time announced by S&P Dow Jones, normally at the close of the last day of trading or expiration of a tender offer. Constituents that are halted from trading may be kept in the SPX until trading resumes, at the discretion of S&P Dow Jones. If a stock is moved to the pink sheets or the bulletin board, the stock is removed.

•                  Companies that substantially violate one or more of the addition criteria.  S&P Dow Jones believes turnover in SPX membership should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the SPX, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the SPX is not deleted unless ongoing conditions warrant an index change. When a stock is removed from the SPX, S&P Dow Jones explains the basis for the removal.

Calculation of the SPX

The SPX is a float-adjusted market capitalization-weighted index.  On any given day, the index value is the quotient of the total float-adjusted market capitalization of that index’s constituents and its divisor. The float-adjusted market capitalization reflects the price of each stock in the SPX multiplied by the number of shares used in the SPX calculation.

Float Adjustment. Under float adjustment, the share counts used in calculating the SPX reflect only those shares available to investors rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects.  Generally, these “control holders” include officers and directors; private equity, venture capital and special equity firms; other publicly traded companies that hold shares for control; strategic partners; holders of restricted shares; employee stock ownership plans; employee and family trusts; foundations associated with the company; holders of unlisted share classes of stock; government entities at all levels (other than government retirement/pension funds); and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings. Equity-like securities that are not included in total shares outstanding in a company’s annual report, regulatory filings, proxy or 10-K are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the SPX (i.e., the percentage of shares outstanding that are freely tradable and available to the marketplace).

Divisor.  Continuity in index values is maintained by adjusting its divisor for all changes in its constituents’ share capital after the base period of 1941 – 1943. This includes additions and deletions to the SPX, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of the divisor over time is, in effect, a chronological summary of all changes affecting the base capital of the SPX. The divisor is adjusted such that the value of the SPX at an instant just prior to a change in base capital equals the value of the SPX at an instant immediately following that change.

Maintenance of the SPX

Changes in response to corporate actions and market developments can be made at any time. Constituent changes are typically announced one to five days before they are scheduled to be implemented.

Capped Leveraged Index Return Notes®	TS-12

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Share Updates. Changes in a company’s shares outstanding due to its acquisition of another public company are made as soon as reasonably possible. At S&P Dow Jones’s discretion, de minimis merger and acquisition share changes are accumulated and implemented with the quarterly share rebalancing. All other changes of less than 5% are accumulated and made quarterly on the third Friday of March, June, September and December.

5% Rule. Changes in a company’s total shares outstanding of 5% or more due to public offerings are made as soon as reasonably possible.  Other changes of 5% or more (for example, due to tender offers, Dutch auctions, voluntary exchange offers, company stock repurchases, private placements, acquisitions of private companies or non-index companies that do not trade on a major exchange, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations, at-the-market stock offerings or other recapitalizations) are made weekly, and are announced on Fridays for implementation after the close of trading the following Friday (one week later). If an exchange holiday/closure falls on a Friday, the weekly share change announcement will be made the day before the exchange holiday/closure, and the implementation date will remain after the close of trading the following Friday (i.e., one week later).

If a 5% or more share change causes a company’s IWF to change by five percentage points or more (for example from 0.80 to 0.85), the IWF is updated at the same time as the share change. IWF changes resulting from partial tender offers are considered on a case-by-case basis.

All public offerings (also known as follow-on offerings) eligible for next day share implementation must be underwritten, must have a publicly available prospectus or prospectus summary filed with the SEC, and must include a public confirmation that the offering has been completed. Block trades and spot secondaries must meet the above criteria in order to be eligible for next day implementation.

For weekly share reviews involving companies with multiple share class lines, the 5% share change threshold is based on each individual share class line rather than total company shares.

Share/IWF Freezes.  A share/IWF freeze period is implemented during each quarterly rebalancing. The freeze period begins after the market close on the Tuesday preceding the second Friday of each rebalancing month (i.e., March, June, September and December) and ends after the market close on the third Friday of a rebalancing month.  During the share/IWF freeze period, shares and IWFs are not changed except for certain corporate action events (such as merger activity, stock splits and rights offerings).

Corporate Actions.  Corporate actions (such as stock splits, stock dividends, non-zero price spin-offs and rights offerings) are applied after the close of trading on the day prior to the ex-date.

Other Adjustments.  In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion, in recognition of the constraints faced by investors in trading bankrupt or suspended stocks.

The table below summarizes types of index maintenance adjustments and indicates whether or not a divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment

Company additions/deletions	Net change in market value of the SPX determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off (new entity)

The spin-off security will be added to the SPX, if the parent security is a constituent of the SPX, at a zero price on the ex-date (with no divisor adjustment) and will remain in the SPX if it meets all necessary criteria.

If a spin-off security is determined to be ineligible to remain in the SPX, it will be removed after at least one day of regular way trading (with a divisor adjustment).

No Yes
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the total market value of the SPX. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special dividend	When a company pays a special dividend, the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in SPX market value.	Yes
Rights offering

Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market capitalization measured as the shares issued multiplied by the price paid.

Yes

Capped Leveraged Index Return Notes®	TS-13

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Stock dividends work exactly like stock splits and do not affect the divisor, because following a split, both the stock price and number of shares outstanding are adjusted by S&P Dow Jones so that there is no change in the market value of the relevant component. All divisor adjustments are made “after the close” meaning that after the close of trading the closing prices are used to calculate the new divisor based on whatever changes are being made.

Governance of the SPX

The SPX is maintained by Index Committee. All Index Committee members are full-time professional members of S&P Dow Jones’ staff. The committee meets monthly. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the SPX to the market, companies that are being considered as candidates for addition to the SPX, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, treatment of dividends, share counts or other matters.

Capped Leveraged Index Return Notes®	TS-14

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The following graph shows the daily historical performance of the SPX in the period from January 1, 2008 through June 12, 2017. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 12, 2017, the closing level of the SPX was 2,429.39.

Historical Performance of the S&P 500® Index

This historical data on the SPX is not necessarily indicative of the future performance of the SPX or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth above is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SPX.

License Agreement

The SPX is a product of S&P Dow Jones and has been licensed for use by Barclays Bank PLC. “Standard & Poor’s” and “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to S&P Dow Jones and its affiliates and sublicensed to us for certain purposes.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones, SPFS or any of their respective affiliates (collectively, “S&P”).  S&P does not make any representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance.  S&P’s only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P and/or its licensors.  The SPX is determined, composed and calculated by S&P without regard to us or the notes.  S&P has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the SPX.  S&P is not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the SPX will accurately track the performance of the SPX or provide positive investment returns.  S&P Dow Jones is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P to buy, sell, or hold such security, nor is it considered to be investment advice. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX.  It is possible that this trading activity will affect the level of the SPX and the value of the notes.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO.  S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES AND US, OTHER THAN THE LICENSORS OF S&P.

Capped Leveraged Index Return Notes®	TS-15

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The EURO STOXX 50® Index

The EURO STOXX 50® Index (the “SX5E”) was created by STOXX Limited, a wholly owned subsidiary of Deutsche Börse AG.  Publication of the SX5E began on February 26, 1998, based on an initial index value of 1,000 on December 31, 1991.  The SX5E is disseminated on the STOXX Limited website: http://www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the SX5E.  Information contained in the STOXX Limited website is not incorporated by reference in, and should not be considered a part of, this index supplement, the prospectus supplement, the prospectus or any applicable pricing supplement.

Index Composition and Maintenance

The SX5E is composed of 50 component stocks of market sector leaders in terms of free-float market capitalization from within the 19 EURO STOXX® Supersector indices, which includes stocks selected from 11 Eurozone countries: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain. The component stocks have a high degree of liquidity and represent the largest companies across all supersectors as defined by the Industry Classification Benchmark.

The composition of the SX5E is reviewed annually, based on the closing stock data on the last trading day in August.  The component stocks are announced on the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  The composition of the SX5E is also reviewed monthly to ensure that component stocks still remain eligible for inclusion.  Any resulting changes from the monthly review are implemented on the close of the fifth trading day following the monthly review and are effective the next trading day.  Changes in the composition of the SX5E are made to ensure that the SX5E includes the 50 market sector leaders from within the EURO STOXX® Index.

The free float factors for each component stock used to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.

The SX5E is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, bankruptcy, and price and share adjustments) that affect the index composition are immediately reviewed.  Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The SX5E is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the index value can be expressed as follows:

Index =	free float market capitalization of the index
Divisor

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor and weighting cap factor for each component stock as of the time the SX5E is being calculated. The weighting cap factor limits the weight of each component stock within the SX5E to a maximum of 10%.

The SX5E is also subject to a divisor, which is adjusted to maintain the continuity of the index values across changes due to corporate actions.  The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

(1) Special cash dividend:

Cash distributions that are outside the scope of the regular dividend policy or that the company defines as an extraordinary distribution

Adjusted price = closing price – dividend announced by the company × (1 – withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split: Adjusted price = closing price × A / B New number of shares = old number of shares × B / A Divisor: unchanged

(3) Rights offering:

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

In case the share increase is greater than or equal to 100% (B / A > 1), the adjustment of the shares and weight factors are delayed until the new shares are listed.

Adjusted price = (closing price × A + subscription price × B) / (A + B)

New number of shares = old number of shares × (A + B)/ A

Capped Leveraged Index Return Notes®	TS-16

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Divisor: increases
(4) Stock dividend: Adjusted price = closing price × A / (A + B) New number of shares = old number of shares × (A + B) / A Divisor: unchanged	(5) Stock dividend (from treasury stock): Adjusted only if treated as extraordinary dividend. Adjusted close = close – close × B / (A + B) Divisor: decreases
(6) Stock dividend of another company: Adjusted price = (closing price × A – price of other company × B) / A Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company × (1-withholding tax)) × A / B

New number of shares = old number of shares × B / A

Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = ((price before tender × old number of shares) – (tender price × number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin-off: Adjusted price = (closing price × A – price of spun-off shares × B) / A Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held.

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A:

- If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C × (1 + B / A)) / ((A + B) × ( 1 + C / A))

New number of shares = old number of shares × ((A + B) × (1 + C / A)) / A

Divisor: increases

- If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price × A + subscription price × C)
/((A + C) × (1 + B / A))

New number of shares = old number of shares × ((A + C) ×
(1 + B / A))

Divisor: increases

- Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price × A + subscription price × C) / (A + B + C)

New number of shares = old number of shares × (A + B + C) / A

Divisor: increases

(11) Addition / deletion of a company: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.	(12) Free float and shares changes: No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

Capped Leveraged Index Return Notes®	TS-17

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The following graph shows the daily historical performance of the SX5E in the period from January 1, 2008 through June 12, 2017. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 12, 2017, the closing level of the SX5E was 3,543.95.

Historical Performance of the EURO STOXX 50® Index

This historical data on the SX5E is not necessarily indicative of the future performance of the SX5E or what the value of the notes may be. Any historical upward or downward trend in the level of the SX5E during any period set forth above is not an indication that the level of the SX5E is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the SX5E.

License Agreement

We have entered into a non-exclusive license agreement with STOXX whereby we, in exchange for a fee, are permitted to use the Index in connection with certain securities, including the notes.  We are not affiliated with STOXX; the only relationship between STOXX and us is any licensing of the use of STOXX’s indices and trademarks relating to them.

The license agreement between STOXX and us provides that the following language must be set forth herein:

STOXX and its licensors (the “Licensors”) have no relationship to us, other than the licensing of the Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

▪                  Sponsor, endorse, sell or promote the notes.

▪                  Recommend that any person invest in the notes or any other securities.

▪                  Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

▪                  Have any responsibility or liability for the administration, management or marketing of the notes.

▪                  Consider the needs of the notes or the holders of the notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and its Licensors will not have any liability in connection with the notes. Specifically,

▪                  STOXX and its Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

▪                  The results to be obtained by the notes, the holder of the notes or any other person in connection with the use of the Index and the data included in the Index;

▪                  The accuracy or completeness of the Index and its data; and

▪                  The merchantability and the fitness for a particular purpose or use of the Index and its data.

STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the Index or its data.

Under no circumstances will STOXX or its Licensors be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or its Licensors knows that they might occur.

The licensing agreement between us and STOXX is solely for our respective benefit and not for the benefit of the holders of the notes or any other third parties.

Capped Leveraged Index Return Notes®	TS-18

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

The MSCI Emerging Markets Index

The MSCI Emerging Markets Index (the “MXEF”) is a free float-adjusted market capitalization index that is designed to measure equity market performance of global emerging markets.  The MSCI Emerging Markets Index currently consists of the following 23 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Peru, Philippines, Poland, Qatar, Russia, South Africa, Taiwan, Thailand, Turkey and the United Arab Emirates.  The MSCI Emerging Markets Index covers approximately 85% of the free float-adjusted market capitalization in each country.  The U.S. dollar price return version of the MSCI Emerging Markets Index is reported by Bloomberg L.P. under the ticker symbol “MXEF.”

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process that, with respect to the MSCI Indices, involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market; (iii) determining market capitalization size segments for each market and (iv) applying Index Continuity Rules for the MSCI Standard Index.

Defining the Equity Universe

(i)             Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as Developed Markets (“DM”), Emerging Markets (“EM”) or Frontier Markets (“FM”).  All listed equity securities, including real estate investment trusts and certain income trusts listed in Canada are eligible for inclusion in the Equity Universe.  Only one listing per security may be included in the Market Investable Equity Universe.  If a security has two or more eligible listings that meet the liquidity criteria, MSCI will apply a set of priority rules to determine which listing will be included.

(ii)          Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by (i) identifying eligible listings for each security in the Equity Universe; and (ii) applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.  Limited partnerships, limited liability companies and business trusts, which are listed in the United States and are not structured to be taxed as limited partnerships, are likewise eligible for inclusion in the Equity Universe.  Conversely, mutual funds, exchange-traded funds, equity derivatives and most investment trusts are not eligible for inclusion in the Equity Universe.  Preferred shares that exhibit characteristics of equity securities are eligible.

(i)             Identifying Eligible Listings: A security may have a listing that trades in the country where it is classified (a “local listing”) and/or a listing that trades in a country outside of its classification (a “foreign listing”). A security may be represented by either a local listing or a foreign listing (including a depositary receipt) in the Investable Equity Universe. A security may be represented by a foreign listing only if: (1) the security is classified in a country index that meets the foreign listing materiality requirement (as described below) and (2) the security’s foreign listing is traded on an eligible stock exchange. An eligible stock exchange for a security that is classified in a DM country is any stock exchange in another DM country. An eligible stock exchange for a security that is classified in an EM country is any stock exchange classified in a DM country or another EM country.

In order for a foreign listing to be eligible for inclusion in the applicable country index, that country index must meet the foreign listing materiality requirement. In order for a country index to meet the foreign listing materiality requirement, the aggregate market capitalization of all securities represented by foreign listings must represent at least (i) 5% of the free float-adjusted market capitalization of the that country index and (ii) 0.05% of the free-float adjusted market capitalization of the MSCI ACWI Investable Market Index (an index that measures equity performance in both the developed and emerging markets)

(ii)          Applying Investability Screens: The investability screens used to determine the Investable Equity Universe in each market are as follows:

(a)               Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.  A company will meet this requirement if its cumulative free float-adjusted market capitalization is within the top 99% of the Equity Universe sorted in descending order by full market capitalization.

(b)               Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(c)                DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity as measured by the Annualized Traded Value Ratio (“ATVR”) and the frequency of trading.  The ATVR screens out extreme daily

Capped Leveraged Index Return Notes®	TS-19

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

trading volumes, taking into account the free float-adjusted market capitalization size of securities.  The aim of the 12-month and 3-month ATVR together with 3-month frequency of trading is to select securities with a sound long and short-term liquidity.  A minimum liquidity level of 20% of 3-month ATVR and 90% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 20% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of a Developed Market.  A minimum liquidity level of 15% of 3-month ATVR and 80% of 3-month frequency of trading over the last 4 consecutive quarters, as well as 15% of 12-month ATVR are required for the inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

The ATVR of each security is calculated in a 3-step process. First, monthly median traded values are computed using the median daily traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The median daily traded value is the median of the daily traded values in a given month. Second, the monthly median traded value of a security is divided by its free float-adjusted security market capitalization at the end of the month, giving the monthly median traded value ratio. Finally, the 12-month ATVR is obtained by taking the average of the monthly median traded value ratios of the previous 12 months – or the number of months for which this data is available (previous 6 months, 3 months or 1 month) – and annualizing it by multiplying it by 12. The 3-month ATVR is obtained by taking the average of the monthly median traded value ratios of the previous 3 months – or 1 month if 3 months of data are not available – and annualizing it by multiplying it by 12.

The 3-month frequency of trading is determined by dividing the number of days a security traded during a 3-month period by the number of trading days within this period. If 3 months of data are not available, 1 month of data is used for the calculation of 3-month frequency of trading.

(d)               Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(e)               The Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least three months before the implementation of a semi-annual index review. This requirement is applicable to small new issues in all markets. Large IPOs and large primary / secondary offerings of non-index-constituents are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or semi-annual index review.

(f)                  The Minimum Foreign Room Requirement: This investability screen is applied at the individual security level.  For a security that is subject to a Foreign Ownership Limit (FOL) to be eligible for inclusion in a Market Investable Equity Universe, the proportion of shares still available to foreign investors relative to the maximum allowed (referred to as “foreign room”) must be at least 15%.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

(i)             Investable Market Index (Large + Mid + Small)

(ii)          Standard Index (Large + Mid)

(iii)       Large Cap Index

(iv)       Mid Cap Index

(v)          Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) defining the Global Minimum Size Reference; (iv) determining the Segment Number of Companies and associated Market Size-Segment Cutoffs; (v) assigning companies to the size segments; and (vi) applying final size-segment investability requirements and index continuity rules.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization among the securities included in the Market Investable Equity Universe are added to the Standard Index in order to reach five constituents in that

Capped Leveraged Index Return Notes®	TS-20

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Developed Market or three in that Emerging Market.  At subsequent index reviews, if after the application of the index maintenance methodology a Standard Index contains less than five securities in a Developed Market or three securities in an Emerging Market, then the remaining securities are selected for inclusion by multiplying market capitalization of such securities by a factor of 1.5.

Maintenance of the MSCI Global Investable Market Indices

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i)             semi-annual index reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices, which include:

•                  updating the indices on the basis of a fully refreshed Equity Universe;

•                  taking buffer rules into consideration for migration of securities across size and style segments; and

•                  updating FIFs and Number of Shares (“NOS”).

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii)          quarterly index reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

•                  including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

•                  allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

•                  reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR.  QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS.  QIRs may also result in additions of significant new investable companies to the Standard Index or deletion of companies from the Investable Market Indices due to low liquidity.  The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR.  The style classification is reviewed only for companies that are reassigned to a different size segment.

Any index constructed on the basis of the Global Investable Market Indexes methodology may be subject to other limitations resulting from changes in the underlying markets.  Any such potential limitations of an existing methodology may be assessed as part of the SAIR/QIR process.

(iii)       Ongoing event-related changes.  Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.  They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis.  These changes are reflected in the indices at the time of the event.  Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

The results of the SAIRs and QIRs are announced at least two weeks in advance of implementation. All changes resulting from corporate events are announced prior to their implementation.

Index Calculation

The MSCI Indices are calculated using the Laspeyres’ concept of a weighted arithmetic average together with the concept of chain-linking. As a general principle, today’s index level is obtained by applying the change in the market performance to the previous period index level.

Corporate Events

Mergers and Acquisitions

MSCI implements M&As as of the close of the last trading day of the acquired entity or merging entities (last offer day for tender offers), regardless of the status of the securities (index constituents or non-index constituents) involved in the event. MSCI uses market prices for implementation. This principle applies if all necessary information is available prior to the completion of the event and if the liquidity of the relevant constituent(s) is not expected to be significantly diminished on the day of implementation. Otherwise, MSCI determines the most appropriate implementation method and announce it prior to the changes becoming effective in the indices.

Tender Offers

In tender offers, the acquired or merging security is deleted from an index at the end of the initial offer period, when the offer is likely to be successful and / or if the free float of the security is likely to be substantially reduced (this rule is applicable even if the offer is extended), or once the results of the offer have been officially communicated and the offer has been successful and the security’s free

Capped Leveraged Index Return Notes®	TS-21

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float has decreased below 0.15 (except for Standard Index constituents), if all required information is not available in advance or if the offer’s outcome is uncertain. The main factors considered by MSCI when assessing the outcome of a tender offer (not in order of importance) are: the announcement of the offer as friendly or hostile, a comparison of the offer price to the acquired security’s market price, the recommendation by the acquired company’s board of directors, the major shareholders’ stated intention whether to tender their shares, the required level of acceptance, the existence of pending regulatory approvals and legal actions, the market perception of the transaction, official preliminary results if any, and other additional conditions for the offer.

In certain cases, securities are deleted earlier or using a different date than the last offer day.  For example, in the case of tender offers in the United Kingdom, a security is typically deleted two business days after the offer is declared unconditional in all respects.

Changes to a security resulting from large acquisition of non-listed companies or assets are implemented at the next regularly scheduled index review following completion of the event and listing of the newly issued shares.

Increases in a security’s number of shares resulting from acquisition of listed non-index constituent securities representing at least 5% of the security’s number of shares are implemented as of the close of the last trading day of the acquired entity if all necessary information is available prior to the completion of the event or if such information is not available prior to the completion of the event, as soon as practicable following the completion of the event. Changes representing less than 5% of the security’s number of shares are implemented at the next regularly scheduled index review following the completion of the event.

If a security is deleted from an index, the security is not reinstated immediately after its deletion even when the tender offer is subsequently declared unsuccessful and/or the free float of the security is not substantially reduced. It will be reconsidered for index inclusion at the following regularly scheduled index review.

Late Announcements of Completion of Mergers and Acquisitions

When the completion of an event is announced too late to be reflected as of the close of the last trading day of the acquired or merging entities, implementation occurs as of the close of the following day or as soon as practicable thereafter. In these cases, MSCI uses a calculated price for the acquired or merging entities. The calculated price is determined using the terms of the transaction and the price of the acquiring or merged entity, or, if not appropriate, using the last trading day’s market price of the acquired or merging entities.

Conversions of Share Classes

Conversions of a share class into another share class resulting in the deletion and/or addition of one or more classes of shares are implemented as of the close of the last trading day of the share class to be converted.

Spin-Offs

On the ex-date of a spin-off, a price adjustment factor (“PAF”) is applied to the price of the security of the parent company. The PAF is calculated based on the terms of the transaction and the market price of the spun-off security. If the spun-off entity qualifies for inclusion, it is included as of the close of its first trading day.  In cases of spin-offs of partially owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or domestic inclusion factors (“DIFs”) are implemented as of the close of the ex-date.

In cases of spin-offs of partially-owned companies, the post-event free float of the spun-off entity is calculated using a weighted average of the existing shares and the spun-off shares, each at their corresponding free float. Any resulting changes to FIFs and/or DIFs are implemented as of the close of the ex-date.

When the spun-off security does not trade on the ex-date, a PAF is applied to the price of the parent entity and a “detached” security is created to avoid a drop in the free float-adjusted market capitalization of the parent entity, regardless of whether the spun-off security is added or not. The detached security is included in the MSCI Indices as of the close of the ex-date and is maintained until the spun-off security begins trading. The value of the detached security is equal to the difference between the cumulative price and the ex-price of the parent security.

Corporate Actions

Corporate actions such as splits, stock dividends and rights issues, which affect the price of a security, require a price adjustment. PAFs are applied on the ex-date of the event to allow (as per the Laspeyres’ concept) security prices to be comparable between the ex-date and the cum date. To do so, MSCI adjusts for the value of the right and/or the value of the special assets that are distributed and the changes in number of shares and FIF, if any, are reflected as of the close of the ex-date.  In general, corporate actions do not impact the free float of the securities because the distribution of new shares is carried out on a pro rata basis to all existing shareholders. Therefore, MSCI does not implement any pending number of shares and/or free float updates simultaneously with the event.

If a security does not trade for any reason on the ex-date of the corporate action, the event will be implemented on the day the security resumes trading.

Share Placements and Offerings

Changes in number of shares and FIF resulting from primary equity offerings representing at least 5% of the security’s number of shares are implemented as of the close of the first trading day of the new shares, if all necessary information is available at that time. Otherwise, the event is implemented as soon as practicable after the relevant information is made available.  Pending NOS and/or float

Capped Leveraged Index Return Notes®	TS-22

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

changes, if any, are implemented simultaneously with the event.  Changes in number of shares and FIF resulting from primary equity offerings representing less than 5% of the security’s number of shares are implemented at the next regularly scheduled index review following the completion of the event. In the case of secondary offerings representing at least 5% of the security’s number of shares for existing constituents, these changes are announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of the implementation) is made as soon as the results are available.  Block sales and secondary offerings (outside the United States) that were not captured at the time of completion will be reflected at a following regularly scheduled Index Review.  Due to the nature of secondary offerings, being usually pre-announced by the company or company shareholders, MSCI generally announces changes due to secondary offerings (outside the United States) with an undetermined or expected status and sends the confirmed only after the event is completed.

Debt-to-Equity Swaps

Large debt-to-equity swaps involve the conversion of debt into equity originally not convertible at the time of issue. In this case, changes in numbers of shares and subsequent FIF and/or DIF changes are implemented as of the close of the first trading day of the newly issued shares, or shortly thereafter if all necessary information is available at the time of the swap.  Pending NOS and/or float changes, if any, are implemented simultaneously with the event.  Shares issued in debt-to-equity swaps are assumed to be issued to strategic investors, unless stated otherwise. As such, the post event free float is calculated on a pro forma basis assuming that all these shares are non-free float. Changes in numbers of shares and subsequent FIF and/or DIF changes due to conversions of convertible bonds or other convertible instruments, including periodical conversions of preferred stocks and small debt-to-equity swaps are implemented at the next regularly scheduled index review.

Suspensions and Bankruptcies

MSCI removes from the MSCI Indices as soon as possible companies that file for bankruptcy or protection from their creditors and/or are suspended and for which a return to normal business activity is unlikely in the near future.  MSCI treats in the same way companies that fail stock exchange listing requirements with announcements of delisting from stock exchanges. In cases where the company is still trading, MSCI deletes the company on the same day at its last trading price, if feasible, and sends an intraday announcement. When the primary exchange price is not available, MSCI deletes securities at an over the counter or equivalent market price when such a price is available and deemed relevant. If no such price is available, the security will be deleted at the lowest system price. If MSCI decides to delete a company at the lowest system price with more than one full business day advance notice, the company may be maintained in the MSCI Indices at the lowest system price, instead of carrying forward its last trading price, until its deletion.

The following graph shows the daily historical performance of the MXEF in the period from January 1, 2008 through June 12, 2017. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On June 12, 2017, the closing level of the MXEF was 1,008.92.

Historical Performance of the MSCI Emerging Markets Index

This historical data on the MXEF is not necessarily indicative of the future performance of the MXEF or what the value of the notes may be. Any historical upward or downward trend in the level of the MXEF during any period set forth above is not an indication that the level of the MXEF is more or less likely to increase or decrease at any time over the term of the notes.

Before investing in the notes, you should consult publicly available sources for the levels of the MXEF.

Capped Leveraged Index Return Notes®	TS-23

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

License Agreement
We have entered into a non-exclusive license agreement with MSCI whereby we, in exchange for a fee, are permitted to use the MSCI Indices in connection with certain securities, including the notes. We are not affiliated with MSCI; the only relationship between MSCI and us is any licensing of the use of MSCI’s indices and trademarks relating to them.

The license agreement provides that the following language must be set forth herein:

“THE NOTES ARE NOT SPONSORED OR ENDORSED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE NOTES ARE NOT SOLD OR PROMOTED BY MSCI, ANY AFFILIATE OF MSCI OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX. THE MSCI INDICES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARKS OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY BARCLAYS BANK PLC. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE HOLDERS OF THE NOTES OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF INVESTING IN FINANCIAL SECURITIES GENERALLY OR IN THE NOTES PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDICES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THE NOTES OR TO BARCLAYS BANK PLC OR ANY HOLDER OF THE NOTES. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION TO TAKE THE NEEDS OF BARCLAYS BANK PLC OR HOLDERS OF THE NOTES INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDICES. NEITHER MSCI, ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THE NOTES TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY WHICH THE NOTES ARE REDEEMABLE FOR CASH. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, THE MAKING OR COMPILING ANY MSCI INDEX HAS ANY OBLIGATION OR LIABILITY TO THE HOLDERS OF THE NOTES IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

NOTWITHSTANDING THE FOREGOING, CERTAIN AFFILIATES OF MSCI MAY ACT AS DEALERS IN CONNECTION WITH THE SALE OF THE NOTES AND, AS SUCH, MAY SELL OR PROMOTE THE NOTES OR MAY BE INVOLVED IN THE ADMINISTRATION, MARKETING OR OFFERING OF THIS FINANCIAL PRODUCT.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDICES FROM SOURCES WHICH MSCI CONSIDERS RELIABLE, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, BARCLAYS BANK PLC’S CUSTOMERS OR COUNTERPARTIES, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NEITHER MSCI, ANY OF ITS AFFILIATES NOR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND MSCI, ANY OF ITS AFFILIATES AND ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO ANY MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI, ANY OF ITS AFFILIATES OR ANY OTHER PARTY INVOLVED IN, OR RELATED TO, MAKING OR COMPILING ANY MSCI INDEX HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

No purchaser, seller or holder of the notes, nor any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the notes without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.”

Capped Leveraged Index Return Notes®	TS-24

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we, MLPF&S or our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:

•               the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•               a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•               a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.

Capped Leveraged Index Return Notes®	TS-25

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing.  The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date will be based on our internal funding rates.  Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity, will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements.  The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors—General Risks Relating to LIRNs” beginning on page PS-6 and “Use of Proceeds and Hedging” on page PS-16 of product supplement EQUITY INDICES LIRN-1.

Capped Leveraged Index Return Notes®	TS-26

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussions under “Material U.S. Federal Income Tax Considerations” beginning on page PS-26 of product supplement EQUITY INDICES LIRN-1 and “Material U.S. Federal Income Tax Consequences” beginning on page S-111 of the Series A MTN prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in product supplement EQUITY INDICES LIRN-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement EQUITY INDICES LIRN-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Basket Components.  If your notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes.  Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your notes in the manner described above.  This opinion assumes that the description of the terms of the notes in this term sheet is materially correct.

As discussed further in product supplement EQUITY INDICES LIRN-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect.  Other alternative treatments for your notes may also be possible under current law.  For example, it is possible that the notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments.  If your notes are so treated, you would be required to accrue interest income over the term of your notes and you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your notes.  Any gain you recognize upon the sale or maturity of your notes would be ordinary income and any loss recognized by you at such time would generally be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your notes, and thereafter would be capital loss.

For a further discussion of the tax treatment of your notes as well as other possible alternative characterizations, please see the discussion under “Material U.S. Federal Income Tax Considerations” in product supplement EQUITY INDICES LIRN-1 and “Material U.S. Federal Income Tax Consequences—Notes Treated as Prepaid Forward or Derivative Contracts” in the accompanying prospectus supplement.  For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion in “Risk Factors—Significant aspects of the U.S. federal income tax treatment of the LIRNs are uncertain” beginning on page PS-12 of product supplement EQUITY INDICES LIRN-1.  You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

Non-U.S. Holders.  The following replaces the discussion of Section 871(m) of the Internal Revenue Code in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Section 871(m) Withholding.”  The Treasury Department has issued regulations under Section 871(m) of the Internal Revenue Code which impose U.S. federal withholding tax on “dividend equivalent” payments made on certain contracts linked to U.S. corporations that are owned by non-U.S. holders.  However, the regulations will only apply to a contract that is issued before January 1, 2018 if the contract is a “delta-one” contract (i.e., a contract that provides for “delta-one” exposure to underlying U.S. corporations).  We have determined that the notes are not “delta-one” contracts for this purpose, and we therefore believe, and intend to take the position, that payments on the notes should not be subject to Section 871(m) withholding tax.

In addition, even if the notes were a delta-one contract, they would generally not be subject to Section 871(m) because they should generally be treated as referencing only “qualified indices.”  However, an Index may not be treated as a qualified index with respect to a holder if the holder holds certain related short positions in the components of the Index.  In addition, certain combination rules could apply to treat the notes as a delta-one contract with respect to a particular holder.  Holders are urged to consult their tax advisors regarding the application of Section 871(m) to their notes, including the possibility that the Section 871(m) anti-abuse rule could apply to their notes.

Capped Leveraged Index Return Notes®	TS-27

Capped Leveraged Index Return Notes® Linked to a Global Equity Index Basket, due June , 2019

Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Leveraged Index Return Notes®” and “LIRNs®” are registered service marks of Bank of America Corporation, the parent company of MLPF&S.

Capped Leveraged Index Return Notes®	TS-28